Extraordinary General Meeting of CollPlant Holdings Ltd.

Date: June 6, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	To approve an amendment to the articles of association to allow for the elimination of the position of external director, as described in the accompanying proxy statement.	☐	☐	☐
2.	To approve a reverse share split of the ordinary shares at a ratio of 1-for-50 and to amend the memorandum of association and articles of association accordingly, all as described in the accompanying proxy statement.	☐	☐	☐
3.	To approve a new compensation policy for the Company's directors and officers, as described in the accompanying proxy statement.	☐	☐	☐
		Yes	**No**	
3a.	Do you have a personal interest in the approval of Proposal 3 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 3)?	☐	☐	
		For	**Against**	**Abstain**
4.	To approve the grant of options exercisable into ordinary shares to the members of the board of directors, as described in the accompanying proxy statement.	☐	☐	☐
5.	To approve a services agreement with the new Chairman of the board of directors, Jonathan Rigby, as described in the accompanying proxy statement.	☐	☐	☐
		Yes	**No**	
5a.	Do you have a personal interest in the approval of Proposal 5 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)?	☐	☐	
		For	**Against**	**Abstain**
6.	To approve an extension to the exercise period of certain options granted to the former Chairman of the board of directors, David Tsur, for a period ending July 31, 2019, as described in the accompanying proxy statement.	☐	☐	☐
		Yes	**No**	
6a.	Do you have a personal interest in the approval of Proposal 6 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 6)?	☐	☐	
		For	**Against**	**Abstain**
7.	To approve revisions to the terms of employment of Yehiel Tal, the Chief Executive Officer, as described in the accompanying proxy statement.	☐	☐	☐
		Yes	**No**	
7a.	Do you have a personal interest in the approval of Proposal 7 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 7)?	☐	☐	
		For	**Against**	**Abstain**
8.	To approve a change in the Company's name to "CollPlant Biotechnologies Ltd.", and to amend the Company's memorandum and articles of association accordingly, as described in the accompanying proxy statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ______________ Please Date Above

____________________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of CollPlant Holdings Ltd.
to be held on June 6, 2019
For Holders as of May 9, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please visit https://www.

All votes must be received by 12:00 p.m. EST, on June 3, 2019.

PROXY TABULATOR FOR

COLLPLANT HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

COLLPLANT HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 3, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **CollPlant Holdings Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 9, 2019** at the **Extraordinary General Meeting** of the Shareholders of **CollPlant Holdings Ltd.** to be held on **June 6, 2019** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

PROXY TABULATOR FOR
COLLPLANT HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903